UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 17, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

16 May 2011

Novo Nordisk A/S – Share repurchase programme

On 28 April 2011 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.0 billion in the period from 28 April 2011 to 2 August 2011.

Since the announcement as of 9 May 2011, the following transactions have been made under the programme:

	Number of shares	Average purchase price	Transaction value, DKK
Accumulated, last
announcement	409,500		261,815,317
9 May 2011	55,000	643.4900	35,391,950
10 May 2011	50,000	642.0200	32,101,000
11 May 2011	50,000	637.4100	31,870,500
12 May 2011	50,000	638.4500	31,922,500
13 May 2011	50,000	650.3500	32,517,500
Accumulated under the programme	664,500		425,618,767

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net sale by Novo Nordisk of 49,250 B shares in the period from 9 may 2011 to 13 may 2011. The shares in these transactions were not part of the Safe Harbour repurchase programme.

Company Announcement no 31 / 2011				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

With the transactions stated above, Novo Nordisk owns a total of 10,901,364 treasury shares, corresponding to 1.9% of the share capital. The total amount of shares in the company is 580,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares worth DKK 10.0 billion during 2011. As of 13 May 2011, Novo Nordisk has repurchased a total of 3,717,838 B shares equal to a transaction value of DKK 2,425,618,568.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 31,400 employees in 74 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Outside North America: Anne Margrethe Hauge Tel: (+45) 4442 3450 amhg@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com
Jannick Lindegaard Tel: (+45) 4442 4765 jlis@novonordisk.com

In North America:
Ken Inchausti Tel: (+1) 609 514 8316 kiau@novonordisk.com	Frank Daniel Mersebach Tel: (+45) 4442 0604 fdni@novonordisk.com

Company Announcement no 31 / 2011				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 17, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer